SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                     Franklin Credit Management Corporation
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    353487101
                                    ---------
                                 (CUSIP Number)

                            Debra Jacob Nachlis, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9467
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 17, 1998
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /




                                Page 1 of 5 pages

                                  SCHEDULE 13D

CUSIP No. 353487101                                           Page 2 of 5 Pages
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas J. Axon                         S.S.# ###-##-####
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) |_|
                                       (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                    7) SOLE VOTING POWER
                       3,102,998(See Item 5)
     NUMBER         ------------------------------------------------------------
     OF             8) SHARED VOTING POWER
     SHARES            Not Applicable
     BENEFICIALLY   ------------------------------------------------------------
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              3,102,998 (See Item 5)
     REPORTING      ------------------------------------------------------------
     PERSON         10)SHARED DISPOSITIVE POWER
     WITH              Not Applicable
                    ------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,102,998
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                         |X|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52.4% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN

                                  Schedule 13D
                                (Amendment No. 1)

         The  following  amends,  and as to Item 3,  amends  and  restates,  the
Schedule 13D dated March 5, 1996 (the "Schedule 13D"), filed by Thomas Axon (the "Reporting Person") with respect to the Common Stock, $.01 par value (the "Common Stock") of Franklin Credit Management Corporation, a Delaware corporation (the "Company").

THE FIRST SENTENCE OF THE THIRD PARAGRAPH OF ITEM 2 OF SCHEDULE 13-D, "IDENTITY AND BACKGROUND," IS AMENDED AS FOLLOWS:

         The Company's business involves the origination, acquisition, and collection of real estate secured loan portfolios.

ITEM 3 OF SCHEDULE 13-D, "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION," IS AMENDED AND RESTATED AS FOLLOWS:

         Prior to the merger of Franklin Credit Management Corporation with Miramar Resources, Inc. ("Miramar"), the surviving corporation, in December 1994, the Reporting Person acquired 2,548,222 shares of common stock of Miramar in exchange for nominal consideration.

         On March 15, 1995,  the Reporting  Person  received  275,360  shares of
Common Stock of the Company pursuant to a distribution of such shares by Axon Associates, Inc., of which the Reporting Person is the sole stockholder.

         On March 5, 1996, the Reporting Person received 218,906 shares of Common Stock of the Company from a former director and officer of the Company, in consideration for the cancellation of a promissory note for the principal amount of $33,750 previously issued by such former director and officer to the Reporting Person.

         On September 1, 1997, the Reporting Person gave 72,970 shares of Common Stock of the Company to a director of the Company for legal services rendered.

         On September 17, 1998, the Reporting Person purchased 133,480 shares of the Common Stock of the Company, for a total purchase price of $166,850.00, in a private placement of the Company's securities. The Reporting Person's total ownership of the Company's Common Stock is currently 3,130,350 shares which amount represents 52.4% of the Company's total outstanding amount of Common Stock.


                                Page 3 of 5 pages

ITEM 5 OF SCHEDULE  13-D,  "INTEREST IN SECURITIES OF THE ISSUER," IS AMENDED AS
FOLLOWS:

(a) The Reporting Person  beneficially  owns an aggregate of 3,102,998 shares of
Common  Stock/1/,   representing   approximately   52.4%  of  the  Common  Stock
outstanding./2/

(b) The Reporting Person has the sole power to vote and dispose of the 3,102,998 shares of Common Stock owned by him.



----------------
/1/ Does not include 11,611 shares beneficially owned by Mr. Axon's mother, Ann Axon, with respect to which shares Mr. Axon disclaims beneficial ownership.
/2/ Percentages are based upon 5,917,295 shares of Common Stock reported outstanding as of August 31,1998.


                                Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this is true, complete and correct.


Dated:  September 28, 1998





                                            /s/   Thomas Axon
                                            -------------------------
                                            Name: Thomas Axon


                                Page 5 of 5 pages